UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

SANDRIDGE ENERGY, INC.

(Name of Applicant)*

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Convertible Senior Notes Due 2020	$300,000,000**

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Amended Joint Plan of Reorganization of SandRidge Energy, Inc., et al. pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”).

James D. Bennett

President and Chief Executive Officer

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

(Name and Address of Agent for Service)

Copies to:

Matthew R. Pacey

Kirkland & Ellis LLP

600 Travis Street, Suite 3300

Houston, Texas 77002

(713) 835-3600

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

*	The Co-Applicants listed on the following page are also included in this application as Applicants.
**	Additional notes may be issued under the Indenture (as defined below) pursuant to the terms thereof.

The following direct and indirect subsidiaries of SandRidge Energy, Inc. (the “Company”) are expected to be guarantors (the “Guarantors” and, together with the Company, the “Applicants”) of the Convertible Senior Notes due 2020 (the “New Notes”) as of the Effective Date and are co-applicants on this application.

Table of Co-Applicants

Name of Guarantors

CEBA Gathering, LLC

Integra Energy, L.L.C.

Lariat Services, Inc.

SandRidge Exploration and Production, LLC

SandRidge Holdings, Inc.

SandRidge Midstream, Inc.

SandRidge Operating Company

GENERAL

1.	General Information.

The form of organization of and the state or other sovereign power under the laws of which each Applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
SandRidge Energy, Inc.	Corporation	Delaware
CEBA Gathering, LLC	Limited liability company	Delaware
Integra Energy, L.L.C.	Limited liability company	Texas
Lariat Services, Inc.	Corporation	Texas
SandRidge Exploration and Production, LLC	Limited liability company	Delaware
SandRidge Holdings, Inc.	Corporation	Delaware
SandRidge Midstream, Inc.	Corporation	Texas
SandRidge Operating Company	Corporation	Texas

2.	Securities Act Exemption Applicable.

Prior to the Effective Date, the Applicants intend to offer, under the terms and subject to the conditions set forth in the Amended Disclosure Statement for the Plan of Reorganization (as may be amended or supplemented, the “Disclosure Statement”) and the accompanying Plan of Reorganization, copies of which are included herein as Exhibits T3E-1 and T3E-2, respectively, an aggregate principal amount of up to $300.0 million of the New Notes to holders of claims under the Company’s 8.75% Senior Secured Second Lien Notes due 2020 (the “Old Notes”). The New Notes will be issued pursuant to the indenture to be qualified under this application (the “Indenture”), a copy of which will be filed by amendment as Exhibit T3C to this application.

Generally, Section 1145(a)(1) of Title 11 of the United States Code (the “Bankruptcy Code”) exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended, and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a claim against, an interest in, or an administrative expense claim against the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property.

The Applicants believe that the offer of the New Notes under the solicitation of acceptances for the Plan of Reorganization and the exchange of the Old Notes for the New Notes, together with certain other consideration, under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above.

AFFILIATIONS

3.	Affiliates.

(a) The following list indicates the relationship of the Applicants to each of their respective affiliates as of the date of this application.

Name	Record Owner	Ownership
4th Street Properties, LLC	SandRidge Realty, LLC	100%
Black Bayou Exploration, L.L.C.	SandRidge Energy, Inc.	100%
Braniff Restaurant Holdings, LLC	SandRidge Realty, LLC	100%
CEBA Gathering, LLC	SandRidge Exploration and Production, LLC	100%
CEBA Midstream GP, LLC	SandRidge Exploration and Production, LLC	100%
CEBA Midstream, LP	SandRidge Exploration and Production, LLC	99%
	CEBA Midstream GP, LLC	1%
Cholla Pipeline, L.P.	SandRidge Midstream, Inc.	62.5716%
	Integra Energy, L.L.C.	36.1427%
Cornhusker Energy, L.L.C.	SandRidge Energy, Inc.	100%
FAE Holdings 389322R, LLC	SandRidge Energy, Inc.	100%
Integra Energy, L.L.C.	SandRidge Exploration and Production, LLC	100%
Lariat Services, Inc.	SandRidge Energy, Inc.	100%
MidContinent Resources, LLC	SandRidge Energy, Inc.	100%
Mistmada Oil Company, Inc.	SandRidge Energy, Inc.	100%
Piñon Gathering Company, LLC	SandRidge Midstream, Inc.	100%
Sabino Exploration, LLC	SandRidge Energy, Inc.	100%
Sagebrush Pipeline, LLC	SandRidge Midstream, Inc.	73.80881%
SandRidge CO2, LLC	SandRidge Energy, Inc.	100%
SandRidge Exploration and Production, LLC	SandRidge Holdings, Inc.	100%

Name	Record Owner	Ownership
SandRidge Holdings, Inc.	SandRidge Energy, Inc.	100%
SandRidge Midstream, Inc.	SandRidge Energy, Inc.	100%
SandRidge Operating Company	SandRidge Energy, Inc.	100%
SandRidge Realty, LLC	SandRidge Energy, Inc.	100%
Sierra Madera CO2 Pipeline, LLC	SandRidge Energy, Inc.	100%
WTO Gas Gathering Company, LLC	SandRidge Energy, Inc.	100%

Following the Effective Date, certain of the entities described above may be dissolved or converted to limited liability companies in connection with the consummation of the Plan of Reorganization or thereafter.

(b) Certain directors and executive officers of the Applicants may be deemed their “affiliates” by virtue of their respective positions in each entity. See Item 4, “Directors and Executive Officers.”

(c) Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

(a) Directors and Executive Officers of the Company. The following table sets forth the names of and offices held by all directors and executive officers of the Company as of the date of this application. The mailing address and telephone number of each of them is c/o SandRidge Energy, Inc., 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102; telephone number (405) 429-5500.

Name	Position
Stephen C. Beasley	Director
James D. Bennett	Director, President and Chief Executive Officer
Jim J. Brewer	Director
Everett R. Dobson	Director
Edward W. Moneypenny	Director
Jeffrey S. Serota	Chairman
J. Michael Stice	Director
Alan J. Weber	Director
Dan A. Westbrook	Director
Julian Bott	Executive Vice President and Chief Financial Officer
Steven D. Turk	Executive Vice President and Chief Operating Officer
Duane M. Grubert	Executive Vice President of Investor Relations and Strategy
R. Scott Griffin	Senior Vice President – People and Culture
Philip T. Warman	Senior Vice President, General Counsel and Corporate Secretary

(b) Directors and Executive Officers of the Guarantors. The names of the executive officers and directors, managers or managing members, as applicable, of the Guarantors as of the date of this application are as set forth on Exhibit 99.1 hereto, which is incorporated herein by reference. The mailing address and telephone number of each of them is c/o SandRidge Energy, Inc., 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102; telephone number (405) 429-5500.

(c) Directors and Executive Officers of the Applicants on the Effective Date. On the Effective Date, a slate of directors and officers will be appointed pursuant to the Plan of Reorganization, which slate may consist of new and current directors and officers.

5.	Principal Owners of Voting Securities.

(a) As of June 30, 2016, the Company represents that no entity directly or indirectly owns 10% or more of any class of the Company’s voting securities. Following the Effective Date, it is expected that certain holders of claims under the Old Notes may receive 10% or more of a class of the Company’s voting securities pursuant to the Plan of Reorganization.

(b) As of June 30, 2016, the ownership of voting securities of each of the Guarantors is set forth in Exhibit 99.2 hereto, which is incorporated herein by reference.

UNDERWRITERS

6.	Underwriters.

(a) On June 10, 2015, Barclays Capital Inc., Morgan Stanley & Co. LLC and RBC Capital Markets, LLC, c/o Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019, acted as joint global coordinators and Capital One Securities, Inc., Natixis Securities Americas LLC, RBS Securities Inc., SunTrust Robinson Humphrey, Inc. and UBS Securities LLC acted as joint book-runners in the private offering of $1.25 billion in aggregate principal amount of the Old Notes.

(b) No person is acting, or has proposed to act, as a principal underwriter of the New Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization.

(a)

(i) The following table sets forth information with respect to each authorized class of securities of the Company as of June 30, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.001 per share	1,800,000,000	721,142,675
Preferred stock, par value $0.001 per share	50,000,000	5,247,172(1)
8.75% Senior Secured Second Lien Notes due 2020	$1,328,000,000	$1,328,000,000(2)
8.75% Unsecured Senior Notes due 2020	$395,935,000	$395,935,000(2)
7.5% Unsecured Senior Notes due 2021	$757,767,000	$757,767,000(2)
8.125% Unsecured Senior Notes due 2022	$527,737,000	$527,737,000(2)
7.5% Unsecured Senior Notes due 2023	$543,561,000	$543,561,000(2)
8.125% Unsecured Convertible Notes due 2022	$40,694,000	$40,694,000(2)
7.5% Unsecured Convertible Notes due 2023	$46,900,000	$46,900,000(2)

(1)	Consists of 2,649,830 shares of 8.5% Convertible Perpetual Preferred Stock and 2,597,342 shares of 7.0% Convertible Perpetual Preferred Stock.
(2)	Consists of principal amount outstanding, excluding accrued and unpaid interest.

(ii) The information with respect to each authorized class of securities of the Guarantors as of June 30, 2016 is set forth in the capitalization table attached to this application as Exhibit 99.1 hereto, which is incorporated herein by reference. Except with respect to certain Guarantors that may be dissolved or converted into a limited liability company, the information with respect to each authorized class of securities of the Guarantors is expected to continue following the Effective Date.

(b)

(i) Each holder of common stock has one vote on all matters voted on by the Company’s stockholders, including the election of the Company’s directors. The holders of 8.5% Convertible Perpetual Preferred Stock and 7.0% Convertible Perpetual Preferred Stock (collectively, the “Perpetual Preferred Stock”) do not have voting rights; provided, however, upon the occurrence of a Voting Rights Triggering Event (as defined below), such holders, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable, will be entitled at the next regular or special meeting of the Company’s stockholders to elect two additional directors to the Company’s board of directors. “Voting Rights Triggering Event” means dividends on the Perpetual Preferred Stock being in arrears and unpaid with respect to three or more semi-annual dividend payment periods (whether or not consecutive).

As of the Effective Date, the listed classes of securities in the table above will be cancelled and will no longer be outstanding. On the Effective Date, the Company’s capital structure will consist of new publicly tradable shares of common stock (the “New Common Stock”), new preferred stock, the New Notes and warrants to purchase shares of the New Common Stock. The amounts authorized and outstanding of the foregoing securities will be decided in connection with the confirmation of the Plan of Reorganization.

(ii) Except as otherwise set forth in such Guarantor’s governing document, or with respect to the Guarantors, holders of membership interests of each Guarantor that is a limited liability company are entitled to one vote per limited liability company interest and holders of common stock of each Guarantor that is a corporation are entitled to one vote per share and vote as a single class.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The New Notes will be subject to the Indenture among the Applicants and a trustee to be identified by amendment hereof (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed by amendment as Exhibit T3C therewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)	Events of Default; Withholding of Notice of Default.

The Indenture will contain certain customary events of default, including: (1) failure to convert the New Notes, (2) failure to comply with covenants related to consolidations, mergers, sales or other dispositions of all or substantially all assets, (3) failure to comply with any other covenants or agreements related to the New Notes, subject to any applicable notice and cure period as provided for in the Indenture, (4) default under other indebtedness in excess of $    , (5) entry of a final judgment in excess of $    , subject to a cure period as provided for in the Indenture, (6) any guarantee by the Guarantors is held to be unenforceable or invalid, or is disaffirmed by any Guarantor and (7) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any of its significant subsidiaries (as defined under Regulation S-X).

If a default occurs and is continuing and is actually known to the Trustee, the Trustee must send to each holder of the New Notes notice of the default within 90 days after it occurs, unless such default shall have been cured or waived before the giving of such notice. Except in the case of certain defaults in payment with respect to any New Note, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the holders of the New Notes.

(b)	Authentication and Delivery of the New Notes; Application of Proceeds.

The New Notes will be signed by one or more officers of the Company. No New Note will be entitled to any benefit under the Indenture unless it bears a certificate of authentication executed by the Trustee in manual or facsimile signature. The Trustee may appoint an authenticating agent.

The Company will not receive any proceeds from the issuance of the New Notes pursuant to the Plan of Reorganization.

(c)	Release of Collateral.

If the New Notes or the guarantees by the Guarantors are required to be secured by all property of the Company and the Guarantors wherever located and whether now owned or at any time acquired after the date the New Notes are issued (the “Collateral”) pursuant to the terms of the Indenture, the Trustee’s liens upon the Collateral will no longer secure the New Notes outstanding under the Indenture or any other obligations under the Indenture, and the right of the holders of the New Notes to the benefits and proceeds of the Trustee’s liens on the Collateral will terminate and be discharged:

(i) upon satisfaction and discharge of this Indenture in accordance with the terms thereof;

(ii) upon payment in full and discharge of all of the New Notes outstanding under the Indenture and all other obligations under the Indenture that are outstanding, due and payable under the Indenture at the time the New Notes are paid in full and discharged (other than contingent indemnity obligations for which no claim has been made);

(iii) as to any Collateral of the Company or a Guarantor that is sold, transferred or otherwise disposed of by the Company or any Guarantor to a person that is not (either before or after such sale, transfer or disposition) the Company or a Guarantor in a transaction or other circumstance that complies with the terms of the Indenture, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of;

(iv) in whole or in part, with the consent of the holders of the New Notes of the requisite aggregate principal amount of New Notes in accordance with the Indenture;

(v) with respect to the assets of any Guarantor, at the time that such Guarantor is released from its guarantee in accordance with the terms of the Indenture; or

(vi) if and to the extent required by the intercreditor agreement between the holders of the New Notes and the lenders under the Company’s first lien credit facility.

(d)	Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all outstanding New Notes hereunder if (i)(1) all the New Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation or (2) all the New Notes not theretofore delivered to the Trustee for cancellation have become due and payable, and the Company has deposited with the Trustee or delivered to the holders of the New Notes amounts of consideration sufficient to satisfy the Company’s obligations under the Indenture and pay all other sums due and payable under the Indenture by the Company with respect to the New Notes; and (ii) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e)	Evidence of Compliance with Conditions and Covenants.

The Company is required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company an officers’ certificate stating whether the signers thereof have knowledge of any failure by the Company to comply with all conditions and covenants then required to be performed under the Indenture and, if so, specifying each such failure and the nature thereof. The Company is required to deliver to the Trustee, as soon as possible and in any event within 30 days after the Company becomes aware of the occurrence of any event of default or default, an officers’ certificate setting forth the details of such event of default or default, its status and the action that the Company is taking or proposing to take in respect thereto.

9.	Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Notes.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 through 7, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (to be filed by amendment as Exhibit 25.1).

(c) The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, SandRidge Energy, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Oklahoma City, and State of Oklahoma, on the 18th day of July, 2016.

(SEAL)		SANDRIDGE ENERGY, INC.

Attest:	/s/ Justin P. Byrne	By:	/s/ Julian Bott

	Name: Justin P. Byrne		Name:	Julian Bott
			Title:	Executive Vice President and Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantors have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Oklahoma City, and State of Oklahoma, on the 18th day of July, 2016.

(SEAL)		INTEGRA ENERGY, L.L.C., LARIAT SERVICES, INC., SANDRIDGE EXPLORATION AND PRODUCTION, LLC, SANDRIDGE HOLDINGS, INC., SANDRIDGE MIDSTREAM, INC., SANDRIDGE OPERATING COMPANY

Attest:	/s/ Justin P. Byrne	By:	/s/ Julian Bott

	Name: Justin P. Byrne		Name:	Julian Bott
			Title:	Executive Vice President and Chief Financial Officer

CEBA GATHERING, LLC

		By:	/s/ Philip T. Warman

			Name:	Philip T. Warman
			Title:	Senior Vice President, General Counsel and Corporate Secretary

INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A-1	Certificate of Incorporation of SandRidge Energy, Inc. (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-148956), filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2008)

Exhibit T3A-2	Certificate of Amendment to the Certificate of Incorporation of SandRidge Energy, Inc., (incorporated by reference to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2010)

Exhibit T3A-3	Certificate of Amendment to the Certificate of Incorporation of SandRidge Energy, Inc., (incorporated by reference to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 6, 2015)

Exhibit T3A-4	Certificate of Formation of CEBA Gathering, LLC (f/k/a SandRidge Gathering LLC), as amended

Exhibit T3A-5	Articles of Organization of Integra Energy, L.L.C. (f/k/a Riata Energy South Africa, L.L.C.), as amended

Exhibit T3A-6	Articles of Incorporation of Lariat Services, Inc.

Exhibit T3A-7	Certificate of Formation of SandRidge Exploration and Production, LLC (f/k/a NEG Operating LLC), as amended

Exhibit T3A-8	Certificate of Incorporation of SandRidge Holdings, Inc.

Exhibit T3A-9	Articles of Incorporation of SandRidge Midstream, Inc. (f/k/a ROC Gas Company (f/k/a Riata Operating Company)), as amended

Exhibit T3A-10	Articles of Incorporation of SandRidge Operating Company (f/k/a Alsate Management and Investment Company, (f/k/a Alsate Exploration, Inc.)), as amended

Exhibit T3B-1	Amended and Restated Bylaws of SandRidge, Inc. (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on March 9, 2009)

Exhibit T3B-2	Amendment to the Amended and Restated Bylaws of SandRidge, Inc. (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on November 20, 2012)

Exhibit T3B-3	Limited Liability Company Agreement of CEBA Gathering, LLC (f/k/a SandRidge Gathering LLC)

Exhibit T3B-4	Limited Liability Company Agreement of Integra Energy, L.L.C.

Exhibit T3B-5	Amended and Restated Bylaws of Lariat Services, Inc.

Exhibit T3B-6	Limited Liability Company Agreement of SandRidge Exploration and Production, LLC (f/k/a NEG Operating LLC)

Exhibit T3B-7	Amended and Restated Bylaws of SandRidge Holdings, Inc.

Exhibit T3B-8	Amended and Restated Bylaws of SandRidge Midstream, Inc.

Exhibit T3B-9	Amended and Restated Bylaws of SandRidge Operating Company

Exhibit T3C*	Form of Indenture Governing the New Notes

Exhibit T3D	Not applicable

Exhibit T3E-1	Amended Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of SandRidge Energy, Inc., et al., dated July 14, 2016

Exhibit T3E-2	Amended Joint Chapter 11 Plan of Reorganization of SandRidge Energy, Inc., et al., dated July 14, 2016

Exhibit T3F*	Cross-reference sheet (included in Exhibit T3C)

Exhibit 25.1*	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this application

Exhibit 99.1	Directors, Executive Officers and Capitalization of the Guarantors

Exhibit 99.2	Principal Ownership of Voting Securities of the Guarantors

*	To be filed by amendment.